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FEB 27 2012

Washington, DC 125

SECURI[TIES AND EXCHANGE COMMISS]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSP Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place, Suite 200
(No. and Street)

Wakefield (City) MA (State) 01880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara J. Fournier 781-557-1300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara J. Fournier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSP Investments LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

JUDY E. FORESTER
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires Oct. 19, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FSP Investments LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
FSP Investments LLC

We have audited the accompanying statement of financial condition of FSP Investments LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Investments LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 20, 2012

FSP Investments LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 8,943,833
Restricted cash	3,022
Due from related party – Franklin Street	179,262
Prepaid expenses and other assets	64,955
Fixed assets:	
Computers and office equipment	487,095
Furniture and fixtures	147,022
	634,117
Less accumulated depreciation	384,423
Fixed assets, net	249,694
Security deposits	2,700
Total assets	$ 9,443,466
Liabilities and members' equity	
Commissions, salaries, and bonuses	$ 1,887,241
Accounts payable and accrued expenses	189,668
Total liabilities	2,076,909
Members' equity	7,366,557
Total liabilities and members' equity	$ 9,443,466

See accompanying notes.

FSP Investments LLC

Statement of Operations

Year Ended December 31, 2011

Revenue:	
Syndication income	$ 4,669,500
Transaction fee income	604,771
Interest and other income	67,477
Total revenue	5,341,748
Operating expenses:	
Commissions	2,334,750
Salaries and payroll taxes	1,962,419
Restructuring costs	378,581
Employee benefits	234,808
Office and administrative	215,589
Rent	204,882
Depreciation	165,669
Consulting	160,057
Travel and entertainment	148,518
Professional fees	87,276
License and permits	69,465
Telephone and utilities	47,959
Maintenance and supplies	42,808
Insurance	15,400
Total operating expenses	6,068,181
Net loss	$ (726,433)

See accompanying notes.

FSP Investments LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2011

Balance at January 1, 2011	$ 8,092,990
Net loss	(726,433)
Balance at December 31, 2011	$ 7,366,557

See accompanying notes.

FSP Investments LLC

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (726,433)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	165,669
Changes in operating assets and liabilities:	
Decrease in:	
Restricted cash	931
Due from related party – Franklin Street	4,289
Prepaid expenses and other assets	372,496
Security deposits	30,470
Commissions, salaries, and bonuses	84,547
Accounts payable and accrued expenses	126,081
Net cash provided by operating activities	58,050
Cash flows from investing activity	
Purchase of fixed assets	(55,511)
Cash used in investing activity	(55,511)
Net increase in cash and cash equivalents	2,539
Cash and cash equivalents at beginning of year	8,941,294
Cash and cash equivalents at end of year	$ 8,943,833

See accompanying notes.

1. Organization

FSP Investments LLC (the Company) operates in a single facility located in Wakefield, Massachusetts. The Company was organized as a Massachusetts limited liability company pursuant to the Massachusetts Limited Liability Company Act on September 16, 1996, and commenced operations on January 1, 1997. Prior to July 1, 2001, the Company was 99%-owned by Franklin Street Properties Corp. (Franklin Street Partners Limited Partnership prior to January 1, 2002) (Franklin Street). Effective July 1, 2001, a wholly owned subsidiary of Franklin Street purchased the remaining 1% interest. In December 2001, the limited partners of Franklin Street approved the conversion of Franklin Street from a partnership into a corporation, and the subsequent election to be taxed as a real estate investment trust (REIT). A merger of Franklin Street with and into a wholly owned subsidiary, Franklin Street Properties Corp., accomplished the conversion, which was effective January 1, 2002. As part of the conversion into a REIT, the Company elected to be a taxable REIT subsidiary (TRS), and will incur income taxes at corporate tax rates.

The Company is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, or FINRA, and a member of the Securities Investor Protection Corporation, or SIPC. The Company's broker/dealer operations are limited to those described in Paragraph (a)(2)(vi) of Rule 15c3-1 of the Securities Exchange Act of 1934. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

Prior to December 15, 2011, the Company's principal source of revenue had been providing real estate syndication and brokerage services to accredited investors as defined in Regulation D. On such date, the Company announced that it would no longer sponsor the syndication of shares of preferred stock in newly formed single property companies, or Sponsored REITs. The Company will continue to provide investor services to 16 existing Sponsored REITs and will have the capability to sponsor the syndication of additional shares of preferred stock in the existing Sponsored REITs.

2. Summary of Significant Accounting Policies

Use of Estimates

The Company prepares financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of voluntary employee contributions for a flexible spending account held by the Company.

Concentration of Credit Risk

Cash and cash equivalents are financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances in one bank which the Company believes to be creditworthy. The Company periodically assesses the financial condition of the bank, and believes the risk of loss is minimal. Cash balances held with the financial institution frequently exceed the insurance limit of $250,000 provided by the Federal Deposit Insurance Corporation.

Revenue Recognition

Syndication fees of 4% – 8% of the gross offering proceeds from the sale of securities in Sponsored REITs are generally recognized upon an investor closing; at that time, the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Commission expense of 2% – 4% of the gross offering proceeds is recorded in the period that the related syndication fee is earned. There is typically more than one investor closing in the syndication of a Sponsored REIT.

2. Summary of Significant Accounting Policies (continued)

Transaction fee income includes an acquisition fee and a separate fee for organizational, offering, and other expenses. Acquisition fees are generally recognized upon an investor closing; at that time, the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Organizational, offering, and other expenditures for the Company are collected at each investor close. After all expenses are incurred, any residual funds or expenses are considered additional fees, or an expense to the Company, and are generally recognized upon the final close of a Sponsored REIT. The final close is the last admittance of investors into a Sponsored REIT; at that time, required funds have been received from the investors, charges relating to the syndication have been paid or accrued, continuing investment and continuing involvement criteria have been met, and legal and economic rights have been transferred.

The Company follows the requirements for profit recognition as set forth by Accounting Standards Codification (ASC) 970-605-05, *Real Estate Syndication*, and ASC 360, *Property, Plant, and Equipment*.

Allocation of Expenses

Certain expense allocations have been made between Franklin Street and the Company in an effort to reflect the results of the Company's operations as if the Company operated independently as a non-affiliated entity of Franklin Street. In the opinion of management, the methods for allocating expenses are reasonable. It is not practicable to estimate additional costs that would have been incurred by the Company as a separate entity.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance, repairs, and renewals are charged to expenses; major improvements are capitalized. Depreciation is recorded on the straight-line method over the assets' estimated useful lives, ranging from three to seven years.

Income Taxes

The Company is a taxable REIT Subsidiary, and incurs income taxes at statutory federal and state corporate income tax rates. The Company records income taxes based on the future tax effects as the difference between the tax and financial reporting bases of the Company's assets and liabilities.

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

In preparing these financial statements, the Company evaluated events that occurred through the date of issuance for potential recognition or disclosure.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital was $6,866,924, and the required net capital was $138,461. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.30 to 1.

4. Related-Party Transactions

The Company acts as the real estate acquisition advisor and broker/dealer for several related-party Sponsored REITs, in which Franklin Street, one of the Company's members, is the common stockholder. The Company earned and was paid syndication and transaction fee income from the Sponsored REITs totaling $5,274,271 for the year ended December 31, 2011.

There is a non-interest bearing receivable balance owed to the Company from Franklin Street related to allocated expenses in the amount of $179,262 at December 31, 2011.

5. Members' Equity

Periodically, funds will be provided by Franklin Street for expenses incurred in the operation of the Company. Any funds provided by Franklin Street are accounted for as capital contributions.

6. Lease Obligation

The Company leases its corporate office space under an operating lease that commenced on September 10, 2010. The lease includes a base annual rent, and additional rent for the Company's share of taxes and operating costs. The lease agreement also provides for scheduled rent increases during the lease term, which are being amortized over the term of the agreement using the straight line method.

Future minimum lease payments are as follows:

2012	$ 355,371
2013	404,867
2014	416,618
2015	424,095
2016 and thereafter	752,048
	$ 2,352,999

7. Income Taxes

The income tax benefit reflected in the statement of operations differs from the amounts computed by applying the federal statutory rate of 34% to loss before taxes as follows for the year ended December 31, 2011:

Federal income tax benefit at statutory rate	$ (246,987)
Increase in tax benefit resulting from:	
State income tax benefit, net of federal impact	(39,554)
Valuation allowance on federal tax benefit	246,987
Valuation allowance on state tax benefit	39,554
Tax benefit on loss	$ –

No deferred income taxes were provided as there were no significant temporary differences between the financial reporting basis and the tax basis of the TRS. The Company has a $246,987 federal tax benefit arising from the loss in 2011. A valuation allowance of $246,987 was recorded to reduce the tax benefit resulting from the 2011 loss attributable to FSP Investments as future use of the tax benefit may be uncertain. A valuation allowance of approximately $39,554 was recorded to reduce the tax benefit from the 2011 loss from FSP Investments due to the unitary reporting requirements enacted for 2009 in Massachusetts and the likely hindrances to using the loss carry-forwards.

7. Income Taxes (continued)

The Company files income tax returns in the U.S federal jurisdiction and the Commonwealth of Massachusetts. The statute of limitations for the Company's income tax returns is generally three years, and as such, the Company's returns that remain subject to examination would be primarily from 2008 and thereafter.

The Company has not taken any tax positions which would be classified as uncertain. Accordingly, no reserves have been recorded, including any accrued interest or penalties.

8. Retirement Plan

In 2006, the Company established a 401(k) plan to cover eligible employees, which permits deferral of up to $16,500 per year (indexed for inflation) into the 401(k) plan, subject to certain limitations imposed by the Internal Revenue Code. An employee's elective deferrals are immediately vested upon contribution to the 401(k) plan. The Company matches employee contributions to the 401(k) plan dollar for dollar up to 3% of each employee's annual compensation up to $200,000. In addition, the Company may elect to make an annual discretionary profit-sharing contribution. The Company's total contribution under the 401(k) plan amounted to $67,062 for the year ended December 31, 2011.

Supplemental Information

FSP Investments LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2011

Net capital	
Total members' equity	$ 7,366,557
Deductions:	
Non-allowable assets:	
Restricted cash	3,022
Due from related party – Franklin Street	179,262
Prepaid expenses and other assets	64,955
Fixed assets, net	249,694
Security deposits	2,700
Total deductions	499,633
Net capital	$ 6,866,924
Aggregate indebtedness	$ 2,076,909
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness, pursuant to Rule 15c3-1)	$ 138,461
Excess net capital	$ 6,728,463
Ratio of aggregate indebtedness to net capital	0.30 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2011.

Schedule II

FSP Investments LLC

Statement Regarding Rule 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Members
FSP Investments LLC:

We have performed the procedures enumerated below, which were agreed to by the members of FSP Investments LLC (the Company or FSPI), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating FSPI's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2011 through December 31, 2011. FSPI's management is responsible for FSPI's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 to the copy of the check dated July 26, 2011 and agreed the amount to the Citizens Bank statement, noting no findings.

2. Compared the amounts reported on the Financial and Operational Combined Uniform Single (FOCUS) Reports for the period from January 1, 2011 through December 31, 2011, with the amounts reported in Form SIPC-7 for the period from January 1, 2011 through December 31, 2011, covered by the Form SIPC-7, noting no findings.

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the FOCUS Reports for the period from January 1, 2011 through December 31, 2011, noting no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2011 through December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2012

Supplementary Report

Ernst & Young
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Members
FSP Investments LLC

In planning and performing our audit of the financial statements of FSP Investments LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's members, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2012

Ernst & Young LLP

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

FSP Investments LLC
Year Ended December 31, 2011
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG